UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No...)*


                                   Alcon, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)



                  COMMON SHARES (PAR VALUE CHF 0.20 PER SHARE)
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   H01301 102

                  --------------------------------------------
                                 (CUSIP Number)


                                 MARCH 20, 2002
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)



          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of the securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. H01301 102                                        13G
-----------------------

------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NESTLE S.A.

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a) [_]
         (b) [_]

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3.       SEC USE ONLY


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 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

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                           5.       SOLE VOTING POWER

    NUMBER OF                       230,250,000

     SHARES       ------------------------------------------------------------
                           6.       SHARED VOTING POWER
  BENEFICIALLY
                                    0
    OWNED BY
                  ------------------------------------------------------------
      EACH                 7.       SOLE DISPOSITIVE POWER

    REPORTING                       230,250,000

     PERSON       ------------------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
      WITH
                                    0

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         230,250,000

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10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
         Instructions)

         [_]

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         74.51%

(Based on 309,032,167 Common Shares outstanding as of December 31, 2002, which excludes 199,532 Common Shares held by Alcon, Inc. in treasury)

------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (See Instructions)

         CO

Item 1(a).        Name of Issuer:

                  ALCON, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  BOSCH 69,
                  P.O. BOX 62
                  6331 HUNENBERG
                  SWITZERLAND

Item 2(a).        Name of Person Filing:

                  NESTLE S.A.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  55 AVENUE NESTLE
                  1800 VEVEY
                  SWITZERLAND

Item 2(c).        Citizenship or place of organization:

                  SWITZERLAND

Item 2(d).        Title of Class of Securities:

                  COMMON SHARES, PAR VALUE CHF 0.20 PER SHARE

Item 2(e).        CUSIP Number:

                  H01301 102

Item 3.           NOT APPLICABLE.  THIS SCHEDULE 13G IS FILED PURSUANT TO RULE
                  13D-1(D).

Item 4.           Ownership.

                  (a).     Amount beneficially owned:

                   See the response to Item 9 on the attached cover page.

                  (b).     Percent of class:

                           See the response to Item 11 on the attached cover page.

                  (c).     Number of shares as to which such person has:

                           (i).     Sole power to vote or to direct the vote:
                                    SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED
                                    COVER PAGE.

                           (ii).    Shared power to vote or to direct the vote:
                                    SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED
                                    COVER PAGE.

                           (iii). Sole power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

                           (iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.           Ownership of Five Percent or Less of a Class.

                  NOT APPLICABLE.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  NOT APPLICABLE.

Item 8.           Identification and Classification of Members of the Group.

                  NOT APPLICABLE.

Item 9.           Notice of Dissolution of Group.

                  NOT APPLICABLE.

Item 10.          Certification.

                  NOT APPLICABLE.

                                   SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2003



                                    NESTLE S.A.,

                                      by
                                         /s/ Hans Peter Frick
                                         ------------------------------
                                         Name:  Hans Peter Frick
                                         Title: Group General Counsel